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                             September 18, 2020

       Stephen Epstein
       Chief Executive Officer
       Healthcare Business Resources, Inc.
       718 Thompson Lane, Suite 108-273
       Nashville, Tennessee 37204

                                                        Re: Healthcare Business
Resources, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 9,
2020
                                                            File No. 333-239000

       Dear Mr. Epstein:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed September 9, 2020

       Transactions with Related Persons, page 30

   1. Please update the "Promoters and control persons" disclosure to account for the August 8,
                                                        2020 grant of
non-qualified stock options to Joel Arberman. Refer to Item 404(c)(1)(i) of
                                                        Regulation S-K.
Additionally, please tell us what consideration you gave to disclosing this option grant in
accordance with Item 404(a) of Regulation S-K and, if applicable, please include the required
disclosure in this section.
 Stephen Epstein
Healthcare Business Resources, Inc.
September 18, 2020
Page 2

       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameStephen Epstein
                                                         Division of
Corporation Finance
Comapany NameHealthcare Business Resources, Inc.
                                                         Office of Trade &
Services
September 18, 2020 Page 2
cc:       Joel Arberman
FirstName LastName